Exhibit 99.1

PRESS RELEASE

Paris, July 31, 2014

Solid sales and Business EPS(1) growth at CER in Q2 2014

Growth trajectory continues in the second quarter

•                  Group sales(2) up 6.4%(3) to €8,075 million driven by Genzyme (+29.1%) and Diabetes (+16.2%).

•                  Growth platforms(4) up 14.5%(3) to €6,163 million, representing 76.3% of total sales.

•                  Business net income(1) increased 13.0% at CER to €1,537 million, (+3.9% on a reported basis).

•                  Business EPS(1) grew 13.4% at CER to €1.17.

•                  Free Cash Flow(5) increased 33.1% to €2,390 million in H1 2014.

Strong growth in Emerging Markets and executing on new launches

•                  Emerging Markets(6) sales grew 16.5%(3) to €2,855 million representing 35.4% of total Group sales.

•                  Merial grew 6.2% driven by a strong NexGard™ launch.

•                  Successful Nasacort® OTC launch in the U.S. contributed to CHC sales growth of 9.2%(7).

Significant advances achieved in the R&D pipeline

•                  Positive results from nine Phase III ODYSSEY studies with alirocumab for hypercholesterolemia.

•                  Positive Phase III results for Toujeo® presented at ADA; filings submitted in the U.S., EU and Japan.

•                  Strong Phase II data sets with dupilumab in atopic dermatitis; Phase III expected to begin later this year.

•                  New detailed data from a positive Phase III trial with sarilumab in rheumatoid arthritis presented at EULAR.

•                  Lemtrada™ resubmission in multiple sclerosis accepted for review by the FDA.

Financial guidance for 2014 adjusted

•                  Given our financial performance in H1 2014 and despite increasing U.S. competitive pressure at the payor level, 2014 business EPS is expected to be between 6% to 8% higher than 2013 at CER(1), barring major unforeseen adverse events.

Sanofi Chief Executive Officer, Christopher A. Viehbacher commented:

“Our solid second quarter performance reflects consistent execution of our growth strategy and allows us to slightly adjust upwards our 2014 financial guidance. This quarter, growth platforms represented more than 75% of our sales. Based on the solid momentum in our late stage pipeline, we are actively preparing for a wave of new product launches that will further redefine Sanofi as a biopharmaceutical leader.”

(1) See Appendix 10 for definitions of financial indicators; (2) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 10 for a definition); (3) Excluding generics in Brazil, Group sales grew 3.9%, growth platforms grew 10.7% and Emerging Markets grew 8.6%; (4) See page 2; (5) Free Cash Flow after capital expenditures; (6) See definition on page 10; (7) Including the change of category, sales of CHC grew 20.2%.

Investor Relations: (+) 33 1 53 77 45 45 - E-mail: IR@sanofi.com - Media Relations: (+) 33 1 53 77 46 46 - E-mail: MR@sanofi.com

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2014 second-quarter and first-half key figures

	Q2 2014		Change (reported)	Change (CER)	H1 2014		Change (reported)	Change (CER)
Net sales	€8,075	m	+0.9%	+6.4%	€15,917	m	-0.9%	+4.9%
Business net income(1)	€1,537	m	+3.9%	+13.0%	€3,084	m	+0.2%	+9.2%
Business EPS(1)	€1.17		+4.5%	+13.4%	€2.34		+0.9%	+9.9%

In order to facilitate an understanding of our operational performance, Sanofi comments on the business net income statement. Business net income(1) is a non-GAAP financial measure. The consolidated income statement for H1 2014 is provided in Appendix 4 and a reconciliation of business net income to consolidated net income in Appendix 3. Consolidated net income for H1 2014 was €1,861 million compared to €1,437 million for H1 2013. Consolidated EPS for H1 2014 was €1.41 versus €1.09 for H1 2013.

2014 second-quarter and first-half sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates(1).

In the second quarter of 2014, Sanofi sales were €8,075 million, an increase of 0.9% on a reported basis. Exchange rate movements had a negative effect of 5.5 percentage points primarily reflecting the strength of the euro versus other currencies, in particular the U.S. Dollar.

First-half sales reached €15,917 million, a decrease of 0.9% on a reported basis. Exchange rate movements had an unfavorable effect of 5.8 percentage points.

Growth Platforms

In the second quarter, sales of the Group’s growth platforms totaled €6,163 million, an increase of 14.5%, driven by the performance of Emerging Markets (up 16.5%), Genzyme (up 29.1%) and Diabetes (up 16.2%). Excluding generics in Brazil which were impacted in the second quarter of 2013 by an adjustment of €122 million, growth platforms grew 10.7%. The Group’s growth platforms accounted for 76.3% of total consolidated sales in the second quarter, up from 71.5% in the second quarter of 2013. First-half sales of growth platforms reached €11,939 million, an increase of 11.2%, and accounted for 75.0% of total consolidated sales compared with 71.3% in the first half of 2013. Excluding generics in Brazil, sales of growth platforms grew 9.0% in the first half of 2014.

€ million	Q2 2014 net sales	Change (CER)		H1 2014 net sales	Change (CER)
Diabetes	1,788	+16.2%		3,450	+14.7%
Consumer Healthcare (CHC)	816	+20.2%		1,701	+19.4%
Vaccines	718	-0.4%		1,346	-2.2%
Genzyme	643	+29.1%		1,209	+25.4%
Animal Health	537	+6.2%		1,054	+2.2%
Other Innovative Products(a)	189	+13.3%		379	+17.8%
Emerging Markets(b)	2,855	+16.5	%(c)	5,445	+11.0	%(c)
of which Diabetes, Vaccines, CHC, Animal Health, Genzyme and Other Innovative Products	1,383	+17.8%		2,645	+15.1%
of which other products	1,472	+15.3%		2,800	+7.3%
Total Growth Platforms	6,163	+14.5%		11,939	+11.2%

(a)	Includes recent product launches which do not belong to the other Growth Platforms listed above: Multaq®, Jevtana®, Zaltrap®, Auvi-Q™ and Mozobil®.
(b)	World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.
(c)	Excluding generics in Brazil, sales in Emerging Markets grew 8.6% in Q2 2014 and 6.5% in H1 2014.

(1) See Appendix 10 for definitions of financial indicators.

Pharmaceuticals

Second-quarter sales for the Pharmaceuticals business grew 7.2% to €6,820 million, reflecting strong performance in the U.S. and Emerging Markets. Excluding generics in Brazil, sales of Pharmaceuticals increased 4.1%. First-half sales for Pharmaceuticals grew 5.9% to €13,517 million. Excluding generics in Brazil, sales for Pharmaceuticals grew 4.2% in the first half of 2014.

Diabetes

€ million	Q2 2014 net sales	Change (CER)	H1 2014 net sales	Change (CER)
Lantus®	1,557	+16.3%	3,005	+14.9%
Amaryl®	96	+4.0%	182	+2.1%
Apidra®	77	+19.1%	152	+19.4%
Insuman®	33	+6.3%	65	+4.6%
BGM (Blood Glucose Monitoring)	16	+33.3%	32	+39.1%
Lyxumia®	6	—	11	—
Total Diabetes	1,788	+16.2%	3,450	+14.7%

Diabetes division sales grew 16.2% to €1,788 million in the second quarter driven by Lantus® (up 16.3% to €1,557 million). First-half sales of the Diabetes division grew 14.7% to €3,450 million. In the second quarter, in the U.S., Lantus® sales increased 20.3% to €1,035 million and Lantus® SoloSTAR® represented 61.3% of total Lantus® sales, versus 56.4% for the same period in 2013. In Emerging Markets, Lantus® sales reached €243 million in the second quarter, an increase of 16.1% reflecting good performance in China, Turkey, Middle East and in some Latin American countries. First-half sales of Lantus® reached €3,005 million, up 14.9%.

Amaryl® sales were €96 million, an increase of 4.0%. In Emerging Markets, Amaryl® continued to deliver good performance with sales up 16.9% to €77 million. First-half sales of Amaryl® were €182 million (up  2.1%).

Second-quarter Apidra® sales grew 19.1% to €77 million driven by the U.S. (up 21.7% to €27 million) and Emerging Markets (up 31.3% to €18 million). First-half sales of Apidra® increased 19.4% to €152 million.

Lyxumia® is now available in a number of countries such as Japan, the U.K., Italy, Spain and Mexico, with additional launches expected in 2014. Second-quarter sales of Lyxumia® were €6 million. In June 2014, the German arbitration board set a new reimbursement level for Lyxumia®. On the basis of this decision, Sanofi has not resumed the sale of Lyxumia® in Germany. Sanofi is confident in the benefit/risk profile of Lyxumia® and the value it can bring to patients and has decided to file legal action against the adjudication. First-half sales of Lyxumia® reached €11 million.

Consumer Healthcare

€ million	Q2 2014 net sales	Change (CER)	H1 2014 net sales	Change (CER)
Allegra®	94	+53.8%	198	+29.9%
Doliprane®	70	+4.4%	158	+6.0%
Essentiale®	55	+10.5%	121	+26.9%
Enterogermina®	36	+31.0%	74	+16.2%
Nasacort®	26	—	68	—
Lactacyd®	32	+41.7%	57	+25.5%
No Spa®	25	+20.8%	53	+11.1%
Dorflex®	27	+55.0%	50	+28.3%
Maalox®	23	+4.3%	50	+12.5%
Other CHC Products	428	+9.8%	872	+10.8%
Total Consumer Healthcare	816	+20.2%	1,701	+19.4%

Second-quarter Consumer Healthcare products (CHC) recorded sales of €816 million, an increase of 20.2%. Several products (amounting €73 million in sales) previously recorded in prescription pharmaceuticals in the second quarter of 2013 were transferred to Consumer Healthcare products. Excluding this category change, sales of CHC grew 9.2% reflecting the success of the Nasacort® Rx-to-OTC switch in the U.S. and strong performance in Emerging Markets (+12.9%). Dorflex®, Lactacyd® Enterogermina® and No Spa® recorded double-digit growth in sales over the period. Sales of Nasacort® Allergy 24HR nasal spray, which has been available over-the-counter (OTC) in the U.S. since February, were €21 million in the second quarter in the U.S.

First-half sales of CHC reached €1,701 million, an increase of 19.4%. Excluding the category change mentioned above (€141 million in the first half of 2013), sales of CHC grew 9.3%.

Genzyme

€ million	Q2 2014 net sales	Change (CER)	H1 2014 net sales	Change (CER)
Cerezyme®	175	+9.9%	343	+7.9%
Myozyme® / Lumizyme®	133	+10.3%	254	+9.1%
Fabrazyme®	123	+44.0%	221	+28.4%
Aldurazyme®	45	+17.1%	86	+16.7%
Total Rare Diseases	540	+15.9%	1,023	+12.2%
Aubagio®	97	+209.1%	175	+245.3%
Lemtrada™	6	—	11	—
Total Multiple Sclerosis	103	+227.3%	186	+266.0%
Total Genzyme	643	+29.1%	1,209	+25.4%

Second-quarter sales of Genzyme grew 29.1% to €643 million, driven by the growth of Aubagio® and Fabrazyme®. Sales grew 27.3% (to €235 million) in the U.S., 47.3% (to €144 million) in Emerging Markets and 22.9% (to €209 million) in Western Europe. First-half sales of Genzyme increased 25.4% to €1,209 million.

Sales of Cerezyme® increased 9.9% to €175 million in the second quarter driven by Emerging Markets (up 19.3% to €59 million). Sales of Cerezyme® grew 7.1% (to €60 million) and 6.7% (to €45 million) in Western Europe and the U.S., respectively. The global market share of Cerezyme® in value was 73% in the second quarter. First-half sales of Cerezyme® increased 7.9% to €343 million.

In the second quarter, Fabrazyme® delivered strong performance with sales of €123 million, up 44.0% driven by Emerging Markets where sales reached €27 million versus €8 million in the second quarter of 2013. In Western Europe, Fabrazyme® continued to gain market share from the competitive product and recorded strong performance with sales increasing 33.3% to €28 million. In the U.S., sales of Fabrazyme® reached €55 million, an increase of 16.0% reflecting from new patient accruals. The global market share of Fabrazyme® in value was 56% in the second quarter. First-half sales of Fabrazyme® grew 28.4% to €221 million.

Sales of Myozyme®/Lumizyme® were €133 million in the second quarter, up 10.3%, driven by Emerging Markets (up 40.0% to €26 million). In the U.S. and Western Europe, sales were €33 million (up 13.3%) and €67 million (down 2.9%), respectively. First-half sales of Myozyme®/Lumizyme® increased 9.1% to €254 million.

Second-quarter sales of Aubagio® were €97 million versus €33 million in the second quarter of 2013. In the U.S., sales of Aubagio® reached €72 million versus €33 million in the second quarter of 2013. In Western Europe, where the launch of the product started in the fourth quarter of 2013, sales reached €21 million in the second quarter. The product is mainly commercially available in Germany, Switzerland, Nordic countries, Canada, Argentina and Australia. First-half sales of Aubagio® were €175 million, up 245.3%.

Following its approval by the European Commission in September, Lemtrada™ is currently commercially available in a number of countries such as Germany, Nordic countries and Canada with additional launches expected in the second half of 2014. Second quarter and first-half sales of Lemtrada™ were €6 million and €11 million, respectively. In May, the U.S. Food and Drug Administration (FDA) accepted for review the resubmission of the supplemental Biologics License Application (sBLA) seeking approval of Lemtrada™. A six-month review period has been assigned for the Lemtrada™ sBLA.

Other Innovative Products(8)

€ million	Q2 2014 net sales	Change (CER)	H1 2014 net sales	Change (CER)
Multaq®	66	+0.0%	139	+9.9%
Jevtana®	66	+25.9%	132	+28.3%
Mozobil®	26	+4.0%	51	+2.0%
Zaltrap®	15	+14.3%	31	+28.0%
Auvi-Q™	16	+54.5%	26	+42.1%
Total Other Innovative Products	189	+13.3%	379	+17.8%

Other Innovative Products grew 13.3% to €189 million in the second quarter and 17.8% to €379 million in the first half, primarily driven by recent launches of Jevtana®, Zaltrap® and Auvi-Q™.

Jevtana® sales grew 25.9% to €66 million in the second quarter driven by launches in Western Europe (€34 million, up 36.0%) and Emerging Markets (€10 million, up 57.1%). First-half sales of Jevtana® grew 28.3% to €132 million.

In the second quarter, sales of Zaltrap® reached €15 million, an increase of 14.3% driven by recent launches in Western Europe (€9 million versus €3 million in Q2 2013) which offset lower sales in the U.S.

Second-quarter sales of Auvi-Q™, which was launched in the U.S. in January 2013, were €16 million (up 54.5%). First-half sales of the product were €26 million (+42.1%).

Other Pharmaceutical Products

€ million	Q2 2014 net sales	Change (CER)	H1 2014 net sales	Change (CER)
Plavix®	425	-8.3%	912	+4.3%
Lovenox®	421	+0.5%	837	+0.9%
Aprovel®/Avapro®	193	-15.5%	372	-19.2%
Renvela®/Renagel®	137	-18.3%	309	-6.6%
Synvisc® /Synvisc-One®	93	-6.7%	163	-6.0%
Myslee®/Ambien®/Stilnox®	73	-15.2%	151	-15.0%
Taxotere®	67	-36.8%	136	-32.9%
Eloxatin®	47	-15.0%	93	-15.1%
Allegra®	39	-46.8%	119	-46.4%

Second-quarter sales of Plavix® were €425 million, down 8.3% reflecting anticipation in Japan in the first quarter of 2014 of an increase in the consumption tax which occurred in the second quarter. In Japan, sales were down 18.0% to €143 million in the second quarter of 2014 and up 48.5% in the first quarter of 2014 to €215 million. In Emerging Markets, sales grew 7.8% to €222 million driven by China where sales grew 15.9% to €124 million. First-half sales of Plavix® increased 4.3% to €912 million.

Sales of Lovenox® increased 0.5% to €421 million in the second quarter driven by Emerging Markets where sales increased 9.5% to €148 million. In Western Europe, sales of the product grew 2.8% to €222 million.

First-half sales of Lovenox® were €837 million, an increase of 0.9%.

Sales of Aprovel®/Avapro® were €193 million in the second quarter, down 15.5%, reflecting generic competition in Western Europe where sales decreased 44.7% to €52 million. In Emerging Markets, sales of Aprovel®/Avapro® grew 3.7% to €106 million. First-half sales of Aprovel®/Avapro® totaled €372 million, down 19.2%.

Renvela®/Renagel® generated sales of €137 million in the second quarter, down 18.3%. In the U.S., sales of the product decreased 19.1% to €88 million reflecting the impact of the agreement with Impax which was granted a license to sell a limited allotment of bottles of an authorized generic version of Renvela® tablets in the U.S. starting from April 2014. The specific allotment corresponds to 7-10% of the total 2013 sevelamer sales in the U.S. Sales of Renvela®/Renagel® in Western Europe and in Emerging Markets were €33 million (down 8.3%) and €11 million (down 31.6%), respectively. First-half sales of Renvela®/Renagel® totaled €309 million, a decrease of 6.6%.

(8) Includes new product launches which do not belong to the other Growth Platforms

In the second quarter, sales of Allegra® as a prescription drug were €39 million, down 46.8% (excluding the change of category, sales decreased 16.0%) and sales of the Ambien® family of products were €73 million, down 15.2%, reflecting generic competition in Japan for both products. First-half sales of Allegra® and the Ambien® family of products were €119 million and €151 million, respectively.

Second-quarter and first half sales of Taxotere® decreased 36.8% (€67 million) and 32.9% (€136 million), respectively, reflecting generic erosion. Second-quarter and first half sales of Eloxatin® decreased 15.0% (€47 million) and 15.1% (€93 million), respectively.

Generics

In the second quarter, sales of Generics totaled €466 million reflecting the recovery in Brazil where sales were €71 million. Second-quarter sales of Generics decreased 5.6% in Western Europe and 24.5% in the U.S. due to lower sales of the authorized generics of Lovenox®. In Emerging Markets, sales of Generics reached €284 million, growing at 7.4% excluding Brazil. First-half sales of Generics increased 32.0% to €887 million.

Vaccines

€ million	Q2 2014 net sales	Change (CER)	H1 2014 net sales	Change (CER)
Polio/Pertussis/Hib Vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	284	+2.0%	495	-6.6%
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	59	+18.9%	194	+19.2%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	115	-1.6%	171	-10.8%
Travel and Other Endemic Vaccines	103	+11.2%	178	+11.0%
Adult Booster Vaccines (incl. Adacel ®)	83	-29.8%	164	-17.7%
Other Vaccines	74	+13.0%	144	+8.7%
Total Vaccines (consolidated sales)	718	-0.4%	1,346	-2.2%

Second-quarter consolidated sales of Sanofi Pasteur reached €718 million (down 0.4%) reflecting continued gradual recovery of Pentacel®, strong performance of Flu vaccines and Travel and Other Endemic vaccines which was offset by lower Booster vaccines sales. First-half consolidated sales of Sanofi Pasteur were €1,346 million, (down 2.2%).

Sales of Polio/Pertussis/Hib vaccines increased 2.0% to €284 million, driven by the continued gradual recovery of Pentacel® in the U.S. and the performance of Pentaxim® in Emerging Markets which offset lower sales of inactivated Polio vaccines due to unfavorable phasing effect. First-half sales of Polio/Pertussis/Hib vaccines were €495 million, down 6.6%.

Sales of Influenza vaccines increased 18.9% to €59 million due to record influenza vaccines sales for the Southern Hemisphere in Emerging Markets. First-half sales of influenza vaccines increased 19.2% to €194 million. Sanofi Pasteur began shipping seasonal influenza vaccine in the U.S. on July 22, 2014 and it plans to distribute at least 65 million doses to help protect people across multiple age groups against the virus in the 2014-2015 season.

Second-quarter sales of Menactra® increased 11.0% to €105 million, driven by the U.S. (+23.4%) and partially offset by lower sales in Saudi Arabia. First-half sales of Menactra® were €153 million (down 3.0%).

Second-quarter sales of Travel and Other Endemic vaccines increased 11.2% to €103 million driven by higher sales of Typhim Vi® and Yellow fever vaccines. First-half sales of travel and other endemic vaccines increased 11.0% to €178 million.

Adult Booster vaccines sales were €83 million in the second quarter, down 29.8%, still impacted by supply limitation in the U.S. First-half sales of Adult booster vaccines were €164 million (down 17.7%).

Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, reported sales of €155 million, a decrease of 3.1% on a reported basis reflecting lower sales of booster vaccines and Gardasil®. First-half sales of Sanofi Pasteur MSD were €313 million, down 6.1% on a reported basis.

Animal Health

€ million	Q2 2014 net sales	Change (CER)	H1 2014 net sales	Change (CER)
Companion Animal	345	+10.8%	689	+3.0%
Production Animal	192	-1.0%	365	+0.8%
Total Animal Health	537	+6.2%	1,054	+2.2%
of which fipronil products	169	+4.2%	340	-2.5%
of which NexGard™	35	—	58	—
of which avermectin products	98	0.0%	212	-8.6%
of which Vaccines	180	-3.6%	334	-2.5%

Second-quarter sales of Animal Health increased 6.2% to €537 million driven by the launch of NexGard™. In the U.S., Animal Health sales recorded strong growth (up 14.0% to €232 million). First-half sales of Animal Health increased 2.2% to €1,054 million.

Second-quarter sales of the Companion Animals segment grew 10.8% to €345 million, reflecting the success of the NexGard™ launch and resilience of the anti-parasiticide Frontline®/fipronil family of products. Merial launched NexGard™, our next generation flea and tick product for dogs in the first quarter in the U.S. and in several European countries during the first half of 2014. Second-quarter sales of NexGard™ reached €35 million of which €31 million was generated in the U.S. First-half sales of the Companion Animals segment increased 3.0% to €689 million.

Second-quarter sales and first-half sales of the Production Animals segment were €192 million (down 1.0%) and €365 million (up 0.8%), respectively.

Net sales by geographic region

€ million	Q2 2014 net sales	Change (CER)	H1 2014 net sales	Change (CER)
Emerging Markets(a)	2,855	+16.5%	5,445	+11.0%
of which Latin America	884	+55.3%	1,618	+32.3%
of which Asia	785	+6.7%	1,519	+5.4%
of which Eastern Europe, Russia and Turkey	635	+5.4%	1,239	+4.7%
of which Africa	253	+7.2%	486	-2.4%
of which Middle East	267	-7.0%	520	+0.9%
United States	2,569	+9.4%	4,984	+8.5%
Western Europe(b)	1,908	-2.8%	3,906	-1.5%
Rest of the world(c)	743	-11.2%	1,582	-7.4%
of which Japan	475	-13.5%	1,062	-7.6%
TOTAL	8,075	+6.4%	15,917	+4.9%

(a)         World less the U.S., Canada, Western Europe, Japan, Australia and New Zealand

(b)         France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark

(c)          Japan, Canada, Australia and New Zealand

Second-quarter sales in Emerging Markets increased 16.5% to €2,855 million. Excluding generics in Brazil, sales grew 8.6%. Double-digit growth was recorded for Diabetes (up 18.7%), Genzyme (up 47.3%) and CHC. Sales in China grew 13.4% to €401 million driven by Plavix®, Lantus® and Lovenox®. Sales in Eastern Europe/Russia and Turkey increased 5.4%, supported by good performance of Turkey. Sales in Russia grew 8.8% to €215 million. In the Middle-East, sales decreased 7.0% to €267 million, reflecting lower sales in Iraq due to the difficult environment and decreased sales of Menactra® in Saudi Arabia. In Brazil, sales increased 182.5% to €387 million (excluding generics, sales grew 29.0% driven by CHC). First-half sales in Emerging Markets increased 11.0% to €5,445 million. Excluding Brazil generics, sales grew 6.5%.

Second-quarter sales in the U.S. were strong (up 9.4% to €2,569 million), driven by Diabetes (up 20.3%), Genzyme (up 27.3%), CHC (up 23.2%) and Animal Health (up 14.0%). First-half sales in the U.S. totaled €4,984 million, up 8.5%.

Sales in Western Europe were €1,908 million in the second quarter, a decrease of 2.8%. Strong performance of Genzyme (+22.9%) was offset by the impact of generic competition to Aprovel® as well as lower sales of vaccines. First-half sales in Western Europe totaled €3,906 million (down 1.5%).

Sales in Japan totaled €475 million, a decrease of 13.5%, reflecting lower sales of Plavix® following a strong first quarter due to anticipation of an increase in the consumption tax which occurred in the second quarter. The impact of generic competition to Allegra®, Myslee® and Amaryl® was partially offset by a strong performance in vaccines. First-half sales in Japan were €1,062 million (down 7.6%).

R&D update

Consult Appendix 7 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of the first-quarter 2014 results on April 29, 2014 include the following:

•                  In July, the U.S. Food and Drug Administration (FDA) accepted for review the company’s New Drug Application (NDA) for Toujeo®, an investigational basal insulin. This follows the acceptance of the marketing authorization dossier for Toujeo® by the European Medicines Agency (EMA) for EU countries in May 2014. In July, the NDA for Toujeo® was submitted to the Japanese Health Authorities (PMDA).

•                  In July, the Japanese Health Authority (PMDA) granted a marketing authorization for Jevtana® for the treatment of prostate cancer.

•                  In June, Genzyme submitted a new drug application in Japan for its oral Gaucher’s disease treatment, Cerdelga™ (eliglustat tartrate).

•                  In May, Sanofi Pasteur’s pediatric pentavalent vaccine Shan5™, developed and manufactured by its affiliate Shantha Biotechnics in Hyderabad, India, received prequalification status from the World Health Organization (WHO).

•                  In May, the U.S. Food and Drug Administration (FDA) accepted for review Genzyme’s resubmission of its supplemental Biologics License Application (sBLA) seeking approval of Lemtrada™ (alemtuzumab) for the treatment of relapsing forms of multiple sclerosis. A six-month review period was assigned for the Lemtrada sBLA. Genzyme expects FDA action on the sBLA in the fourth quarter.

At the end of July 2014, the R&D pipeline contained 46 projects (excluding Life Cycle Management) and vaccine candidates in clinical development of which 12 are in Phase III or have been submitted to the health authorities for approval.

Portfolio update

Phase III:

•                  Sanofi and Regeneron announced on July 30, 2014, that nine new Phase III ODYSSEY trials of alirocumab in people with hypercholesterolemia met their primary efficacy endpoint of a greater percent reduction from baseline in low-density lipoprotein cholesterol (LDL-C) at 24 weeks compared to placebo or active comparator. Alirocumab is an investigational monoclonal antibody targeting PCSK9. In the nine ODYSSEY trials, the mean percent reduction in LDL-C from baseline at 24 weeks in alirocumab-treated patients was consistent with results seen in previous alirocumab trials.

•                  In July, the detailed results from the first landmark Phase III dengue vaccine efficacy study conducted in five countries in Asia were published in The Lancet. Results show overall efficacy against symptomatic dengue of 56.5% in children aged 2 to 14 years old after a three-dose vaccination schedule. Importantly, analyses show an 88.5% reduction of dengue haemorrhagic fever, the severe form of dengue, according to the WHO criteria. The study also showed a clinically important reduction in the risk of hospitalization due to dengue by 67.2% during the study.

•                  In June, results from a pooled analysis from the EDITION I, II and III studies in type 2 diabetes patients were presented at the 74th Scientific Sessions of the American Diabetes Association (ADA). The pooled analysis demonstrated similar blood sugar control with Toujeo® as compared with Lantus®. Moreover, Toujeo® consistently showed significantly fewer low blood sugar events (hypoglycemia) at any time of day, including night-time events, compared with Lantus®. In addition, a pronounced and significant reduction in low blood sugar rates at any time of day, including night time, were observed with Toujeo® during the first 8-week of the titration period, a time in insulin treatment often associated with excess hypoglycemia. A sub-group study of EDITION I and EDITION II was also presented at ADA in June. The results demonstrated that glucose lowering and adverse events were similar for Toujeo® when patients were able to vary their dosing schedule of Toujeo® by up to ±3 hours at least two times each week or stayed with the fixed drug administration every 24h. EDITION I, II and III were part of the EDITION program, a worldwide and extensive series of Phase III studies evaluating the efficacy and safety of Toujeo® in broader and diverse populations of people with type 1 and type 2 diabetes. With full EDITION I and II results previously reported and full results from the EDITION III trial presented at the 2014 ADA congress, all international studies conducted in Type 2 Diabetes have now been reported for the main study period, including the study conducted in Japan, EDITION JP II.

All EDITION studies conducted in Type 1 diabetes have now also been reported for the main study period (EDITION IV and EDITION JP-II).

•                  In June, detailed results from the SARIL-RA-MOBILITY study, a Phase III trial of the investigational drug sarilumab (collaboration with Regeneron) in rheumatoid arthritis (RA) patients who were inadequate responders to methotrexate therapy were presented at the European League Against Rheumatism Annual Congress (EULAR 2014) Congress. New data presented at the meeting showed that sarilumab increased major clinical response rates defined as achieving an ACR70 for at least 24 consecutive weeks and showed sustained improvement in signs and symptoms of RA after 52 weeks, which were secondary endpoints of the trial. As previously announced, sarilumab met all three coprimary endpoints, in this study, demonstrating improvement in disease signs and symptoms at 24 weeks, physical function at 16 weeks and inhibition of joint damage progression at 52 weeks.

•                  In April, new magnetic resonance imaging (MRI) data from the Lemtrada™ clinical development program were presented at the 66th American Academy of Neurology (AAN) Annual Meeting. In Lemtrada™ treated patients from the two Phase III clinical trials (both treatment-naïve patients and patients who had active disease on another therapy), the MRI effects observed after two years were maintained during the first year of the extension study.

Phase II:

•                  In July, positive results from a Phase IIb dose-ranging study of dupilumab (an investigational monoclonal antibody that blocks signaling of IL-4 and IL-13, in collaboration with Regeneron), in adult patients with moderate-to-severe atopic dermatitis, a serious, chronic form of eczema were announced. All doses of dupilumab met the primary endpoint of a greater improvement in Eczema Area and Severity Index (EASI) scores from baseline compared to placebo. In addition, four earlier clinical studies of dupilumab in moderate-to-severe atopic dermatitis were published in July in the New England Journal of Medicine (NEJM). The Phase III studies are expected to begin later this year.

•                  SAR650984, an anti-CD38 monoclonal antibody, entered into Phase II in monotherapy in multiple myeloma. SAR650984 is a humanized IgG1 monoclonal antibody that binds a unique epitope on human CD38 receptor.

•                  In June, favorable clinical findings with SAR3419 from the STARLYTE Phase II trial in diffuse large B-cell lymphoma were presented at the American Society of Clinical Oncology (ASCO) Annual Meeting. SAR3419 is a maytansin-loaded CD19 monoclonal antibody developed by ImmunoGen and licensed to Sanofi as part of a broader collaboration between the companies.

•                  In June, Sanofi reached a mutual agreement with Merrimack Pharmaceuticals to return the rights for MM-121 (SAR256212).

•                  Sanofi has decided not to pursue the development of SAR100842 in systemic sclerosis.

Phase I:

•                  SAR425899, a dual Glucagon-Like Peptide-1 / Glucagon Receptor Agonist (GLP-1/GCGR agonist) for diabetes entered into Phase I.

•                  Sanofi has opted-out of SAR 153192, the anti-DLL4 monoclonal antibody co-developed with Regeneron in solid tumors.

•                  Sanofi Pasteur and KaloBios have entered into a negotiated agreement terminating their license and collaboration agreement for development of KB001-A (a monoclonal antibody targeting Pseudomonas aeruginosa), effective immediately. As a result of the transaction, KaloBios regains full global rights to the product in all indications.

New Collaborations:

•                  In June, Sanofi and Medtronic, Inc. signed a memorandum of understanding to enter into a global strategic alliance in diabetes, aimed at improving patient experience and outcomes for people with diabetes around the world. The alliance will initially focus on two key priorities: the development of drug-device combinations and delivery of care management services to improve adherence, simplify insulin treatment, and help people with diabetes better manage their condition. Implementation of the alliance is subject to the negotiation and execution of a definitive agreement between the companies.

•                  In May, Sanofi and Eli Lilly and Company announced an agreement to pursue regulatory approval of non prescription Cialis® (tadalafil). Cialis® is currently available worldwide by prescription only for the treatment of men with erectile dysfunction. Under the terms of the agreement, Sanofi acquires the exclusive rights to apply for approval of Cialis® OTC in the United States, Europe, Canada and Australia. Sanofi also holds exclusive rights to market Cialis® OTC following Sanofi’s receipt of all necessary regulatory approvals. If approved, Sanofi anticipates providing Cialis® OTC after expiration of certain patents.

Second-quarter and first-half 2014 financial results

Business Net Income(1)

Sanofi generated second-quarter net sales of €8,075 million, an increase of 0.9% on a reported basis (up 6.4% at constant exchange rates). First-half sales were €15,917 million, a decrease of 0.9% on a reported basis (up 4.9% at constant exchange rates).

Other revenues were €71 million (down 14.5%) and €154 million (down 14.9%) in the second quarter and the first half, respectively, reflecting the end of royalties on Enbrel® sales in the U.S.

In the second quarter Gross profit increased 2.3% to €5,538 million (up 8.2% at constant exchange rates). The ratio of cost of sales to net sales (CoS ratio) improved by 1.1 percentage points to 32.3%, versus the second quarter of 2013. This reflected the recovery of Generics in Brazil and a higher margin for Genzyme which largely offset slight negative mix impact for Vaccines and Animal Health and unfavorable currency variations. First-half gross profit reached €10,947 million, down 0.7% (or up 5.5% at constant exchange rates). In the first half of 2014, the ratio of cost of sales to net sales improved by 0.3 percentage points to 32.2% versus the first half of 2013.

Second-quarter Research and Development expenses were stable at €1,188 million. At constant exchange rates, R&D expenses increased by 3.2% reflecting higher spend in three large development programs for monoclonal antibodies (alirocumab, sarilumab and dupilumab) wich more than offset internal costs savings. First-half R&D expenses reached €2,327 million, down 0.6% (or up 2.2% at constant exchange rates). In the first half of 2014, the ratio of R&D to net sales was stable at 14.6%.

Selling and general expenses were €2,255 million, down 2.2% in the second quarter. At constant exchange rates, SG&A increased 2.6% reflecting modest increase in Sales & Marketing driven by investment in product launches (NexGard™, Nasacort® OTC and Genzyme multiple sclerosis franchise). The ratio of selling and general expenses to net sales was 0.9 percentage points lower to 27.9% compared with the second quarter of 2013. First-half SG&A expenses reached €4,333 million, a decrease of 2.5% (or an increase of 2.5% at constant exchange rates). In the first half of 2014, the ratio of selling and general expenses to net sales was 0.5 percentage points lower to 27.2% compared with the first half of 2013.

Other current operating income net of expenses was €54 million in the second quarter versus €141 million in the second quarter of 2013 which included a capital gain associated with the sale of the U.S. rights of tail products to Covis Pharmaceuticals (€165 million). In the second quarter of 2014, this line included a payment (€62 million) related to the return of Eligard® U.S. rights to Tolmar Pharmaceuticals.

The share of profits from associates was €26 million in the second quarter (versus €3 million in the second quarter of 2013) and included our share in Regeneron profit recorded under the equity method since beginning of April.

Non-controlling interests were -€30 million in the second quarter versus -€45 million in the second quarter of 2013.

Second-quarter Business operating income grew 6.0% to €2,145 million. At constant exchange rates, business operating income grew 15.0%. The ratio of business operating income to net sales improved by 1.3 percentage points to 26.6%. First-half business operating income was €4,290 million, down 1.3% (or up 7.3% at constant exchange rates). The ratio of business operating income to net sales was 27.0%, compared to 27.1% in the first half of 2013.

Net financial expenses were €94 million in the second quarter (compared to €137 million in the second quarter of 2013) and included a capital gain of €31 million before tax associated with the sale of several financial investments.

The second quarter and first half effective tax rate was 25% (versus 21.2% in the second quarter of 2013).

Second-quarter Business net income(1) grew 3.9% to €1,537 million. At constant exchange rates, the growth was 13.0%. The ratio of business net income to net sales improved by 0.5 percentage points to 19.0% in the second quarter of 2014 compared to the second quarter of 2013. First-half business net income was €3,084 million, a increase of 0.2% (or an increase of 9.2% at constant exchange rates). The ratio of business net income to net sales improved by 0.2 percentage points to 19.4% compared to the first half of 2013.

(1)              See Appendix 10 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

In the second quarter of 2014, Business earnings per share(1) (EPS) were €1.17, up 4.5% and up 13.4% on a reported basis and at constant exchange rates, respectively. The average number of shares outstanding was 1,314.5 million this quarter versus 1,325.7 million in the second quarter of 2013. In the first half of 2014, Business earnings per share(1) was €2.34, up 0.9% and up 9.9%, on a reported basis and at constant exchange rates, respectively. The average number of shares outstanding was 1,317.2 million in the first half versus 1,323.9 million in the first half of 2013.

From business net income to consolidated net income (see Appendix 3)

In the first half of 2014, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•                  A €1,301 million amortization charge related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €507 million, Genzyme: €420 million and Merial: €194 million) and to acquired intangible assets (licenses/products: €43 million). A €624 million amortization charge on intangible assets related to fair value remeasurement of acquired companies (primarily Aventis: €250 million, Genzyme: €186 million and Merial: €97 million), and to acquired intangible assets (licenses/products: €23 million) was booked in the second quarter. These items have no cash impact on the Group.

•                  An impairment loss against intangible assets of €74 million (of which €71 million in Q2 2014 mainly related to RetinoStat and the vaccine against Pseudomonas aeruginosa). This item has no cash impact on the Group.

•                  A charge of €132 million mainly reflecting an increase in the fair value of contingent considerations related to the CVRs (€28 million, of which €33 million in Q2 2014) and Bayer contingent considerations (€104 million, of which €92 million in Q2 2014) linked to Lemtrada™.

•                  Restructuring costs of €135 million (including €84 million in the second quarter mainly related to continuation of transformation in Europe).

•                  A €35 million gain on Alnylam shares. This item has no cash impact on the Group.

•                  A €522 million tax effect arising from the items listed above, comprising €451 million generated by amortization charged against intangible assets, €44 million associated with restructuring costs and €26 million associated with impairment against intangible assets. The second quarter tax effect was €274 million, including €207 million of deferred taxes generated by amortization charged against intangible assets, €29 million linked to restructuring costs and €25 million associated with impairment loss on intangible assets (see Appendix 3).

•                  A tax of €110 million on dividends paid to shareholders of Sanofi.

•                  In “Share of profits/losses from associates”, a charge of €32 million, net of tax, mainly relating to the share of amortization of intangible assets (of which €24 million in Q2 2014). This item has no cash impact on the Group.

Capital Allocation

In the first half of 2014, net cash generated by operating activities increased 33.1% to €2,390 million after increase in working capital (€552 million) and capital expenditures (€529 million). This amount covered part of a share repurchase (€1,010 million) partially offset by proceeds from the issuance of new shares (€240 million), dividend paid by Sanofi (€3,676 million), acquisitions and partnerships net of disposals (€1,608 million of which €1,050 million was related to Regeneron and €530 million was related to Alnylam) and restructuring costs (€382 million). As a consequence, net debt increased from €6,043 million at December 31, 2013 to €10,194 million at the end of June 2014 (amount net of €4,306 million cash and cash equivalents).

Since the beginning of 2014, Sanofi invested €1,445 million to increase its stake in Regeneron. As the result, Sanofi owned 22.01% of Regeneron shares on July 15 (based on the outstanding number of shares communicated in the last 10-Q filing of Regeneron).

(1)             See Appendix 10 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:         2014 second-quarter and 2014 first-half consolidated net sales by geographic region and product

Appendix 2:         2014 second-quarter and 2014 first-half business net income statement

Appendix 3:         Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 4:         2014 second-quarter and 2014 first-half consolidated income statement

Appendix 5:         Change in net debt

Appendix 6:         Simplified consolidated balance sheet

Appendix 7:         2014 currency sensitivity

Appendix 8:         R&D pipeline

Appendix 9:         Expected R&D milestones in H2 2014 / H1 2015

Appendix 10:  Definitions

Appendix 1: 2014 second-quarter and 2014 first-half consolidated net sales by geographic region and product

Q2 2014 net sales (€ million)	Total	Var. (CER)	Var. (reported)	Western Europe	Var. (CER)	United States		Var. (CER)	Emerging Markets	Var. (CER)	Rest of the World	Var. (CER)
Lantus	1,557	16.3%	10.5%	213	4.4%	1,035		20.3%	243	16.1%	66	0.0%
Apidra	77	19.1%	13.2%	24	14.3%	27		21.7%	18	31.3%	8	0.0%
Amaryl	96	4.0%	-3.0%	4	-33.3%	1		0.0%	77	16.9%	14	-28.6%
Insuman	33	6.3%	3.1%	19	-17.4%	1		0.0%	12	75.0%	1	—
Lyxumia	6	500.0%	500.0%	4	300.0%	0		—	1	—	1	—
Diabetes	1,788	16.2%	10.3%	279	4.5%	1,064		20.3%	351	18.7%	94	1.0%
Taxotere	67	-36.8%	-41.2%	4	-33.3%	2		-89.5%	36	-27.8%	25	-22.9%
Jevtana (*)	66	25.9%	22.2%	34	36.0%	22		9.1%	10	57.1%	0	—
Eloxatine	47	-15.0%	-21.7%	1	0.0%	0		-100.0%	29	0.0%	17	-9.5%
Thymoglobulin	54	9.6%	3.8%	8	14.3%	27		7.7%	17	28.6%	2	-40.0%
Mozobil (*)	26	4.0%	4.0%	8	0.0%	14		7.1%	3	50.0%	1	-100.0%
Zaltrap (*)	15	14.3%	7.1%	9	166.7%	6		-40.0%	1	0.0%		—
Other Oncology	61	-1.6%	-4.7%	13	8.3%	33		-5.4%	8	42.9%	7	-37.5%
Oncology	336	-7.8%	-12.3%	77	22.6%	104		-18.5%	104	-2.6%	51	-22.9%
Aubagio	97	209.1%	193.9%	21	—	72		130.3%	2	—	2	—
Lemtrada	6	—	—	5	—	0		—	0	—	1	—
Cerezyme	175	9.9%	2.3%	60	7.1%	45		6.7%	59	19.3%	11	-7.7%
Myozyme	133	10.3%	5.6%	67	-2.9%	33		13.3%	26	40.0%	7	42.9%
Fabrazyme	123	44.0%	35.2%	28	33.3%	55		16.0%	27	275.0%	13	25.0%
Aldurazyme	45	17.1%	9.8%	16	0.0%	9		14.3%	17	18.8%	3	100.0%
Other Rare Diseases products	64	1.6%	1.6%	12	33.3%	21		-20.7%	13	66.7%	18	-12.5%
Genzyme	643	29.1%	22.5%	209	22.9%	235		27.3%	144	47.3%	55	17.6%
Plavix	425	-8.3%	-13.8%	54	-21.7%	1	(1)	-80.0%	222	7.8%	148	-19.5%
Lovenox	421	0.5%	-3.4%	222	2.8%	29		-35.4%	148	9.5%	22	-4.0%
Aprovel	193	-15.5%	-18.9%	52	-44.7%	5		66.7%	106	3.7%	30	-3.0%
Renagel And Renvela	137	-18.3%	-21.7%	33	-8.3%	88		-19.1%	11	-31.6%	5	-20.0%
Allegra	39	-46.8%	-50.6%	3	-25.0%	0		—	2	-93.5%	34	-15.9%
Stilnox	73	-15.2%	-20.7%	10	0.0%	18		-10.0%	16	14.3%	29	-29.2%
Depakine	99	1.0%	-3.9%	34	0.0%	0		—	61	3.1%	4	-25.0%
Synvisc / Synvisc One	93	-6.7%	-11.4%	8	14.3%	74		-6.1%	9	11.1%	2	-57.1%
Tritace	75	-2.5%	-6.3%	33	-5.7%	0		—	40	0.0%	2	0.0%
Multaq (*)	66	0.0%	-4.3%	12	9.1%	52		-3.5%	2	50.0%	0	0.0%
Lasix	45	11.6%	4.7%	20	5.3%	0		—	13	15.4%	12	18.2%
Targocid	38	-13.3%	-15.6%	21	-4.8%	0		—	16	-19.0%	1	-33.3%
Orudis	48	36.8%	26.3%	5	-28.6%	0		—	42	53.3%	1	0.0%
Cordarone	33	-2.7%	-10.8%	6	-14.3%	0		—	18	0.0%	9	0.0%
Xatral	23	-4.0%	-8.0%	9	-10.0%	0		—	13	-6.7%	1	—
Actonel	20	-8.3%	-16.7%	5	-20.0%	0		—	10	10.0%	5	-22.2%
Auvi-Q / Allerject (*)	16	54.5%	45.5%	0	-100.0%	13		55.6%	0	—	3	200.0%
Other Rx Drugs	927	-8.7%	-12.8%	367	-7.8%	99		-15.0%	371	-4.1%	90	-20.5%
Total Other Rx Drugs	2,771	-7.7%	-12.2%	894	-9.3%	379		-13.7%	1,100	0.3%	398	-17.4%
Consumer Healthcare	816	20.2%	11.9%	161	0.0%	177		23.2%	434	36.4%	44	-25.0%
Generics	466	65.7%	55.3%	136	-5.6%	38		-24.5%	284	229.5%	8	0.0%
Pharmaceuticals	6,820	7.2%	1.6%	1,756	-2.0%	1,997		9.1%	2,417	21.0%	650	-13.8%
Polio Pertussis	284	2.0%	-3.1%	6	-45.5%	90		14.8%	149	-5.4%	39	22.9%
Influenza Vaccines	59	18.9%	11.3%	1	0.0%	0		-100.0%	55	9.3%	3	0.0%
Meningite/Pneumonie	115	-1.6%	-6.5%	0	-100.0%	93		21.5%	22	-39.0%	0	-100.0%
Adult Booster Vaccines	83	-29.8%	-33.1%	8	-64.0%	59		-26.2%	12	0.0%	4	50.0%
Travel And Other Andemics Vaccines	103	11.2%	5.1%	8	166.7%	31		28.0%	53	0.0%	11	-6.7%
Other Vaccines	74	13.0%	7.2%	-1	—	67		10.8%	4	0.0%	4	400.0%
Vaccines	718	-0.4%	-5.5%	22	-47.6%	340		7.9%	295	-6.0%	61	19.3%
Fipronil products	169	4.2%	0.6%	50	2.0%	89		5.7%	24	8.0%	6	-16.7%
Nexgard	35	—	—	3	—	31		—	0	—	1	—
Vaccines	180	-3.6%	-8.6%	46	-4.2%	38		-7.0%	91	-3.0%	5	20.0%
Avermectin products	98	0.0%	-4.9%	12	-8.3%	57		3.4%	13	-12.5%	16	5.9%
Others	55	-8.2%	-9.8%	19	-5.0%	17		-32.0%	15	41.7%	4	-25.0%
Animal Health	537	6.2%	1.5%	130	0.0%	232		14.0%	143	1.3%	32	3.1%
Total Group	8,075	6.4%	0.9%	1,908	-2.8%	2,569		9.4%	2,855	16.5%	743	-11.2%

(1)    Sales of active ingredient to the American entity managed by BMS

H1 net sales (€ million)	Total	Var. (CER)	Var. (reported)	Western Europe	Var. (CER)	United States		Var. (CER)	Emerging Markets	Var. (CER)	Rest of the World	Var. (CER)
Lantus	3,005	14.9%	9.4%	421	5.0%	1,986		17.5%	468	17.0%	130	4.3%
Apidra	152	19.4%	13.4%	47	17.5%	55		16.3%	35	30.0%	15	13.3%
Amaryl	182	2.1%	-5.7%	10	-16.7%	1		0.0%	142	11.6%	29	-23.8%
Insuman	65	4.6%	0.0%	40	-11.1%	1		0.0%	24	42.1%	0	—
Lyxumia	11	1000.0%	1000.0%	7	600.0%	0		—	1	—	3	—
Diabetes	3,450	14.7%	9.1%	554	6.4%	2,043		17.4%	671	17.5%	182	3.5%
Taxotere	136	-32.9%	-38.7%	8	-42.9%	5		-83.3%	75	-25.5%	48	-20.6%
Jevtana (*)	132	28.3%	24.5%	72	46.9%	42		4.8%	17	35.7%	1	0.0%
Eloxatine	93	-15.1%	-21.8%	2	-33.3%	1		-93.3%	59	-3.1%	31	-2.8%
Thymoglobulin	106	15.6%	10.4%	16	6.7%	50		4.0%	35	54.2%	5	-14.3%
Mozobil (*)	51	2.0%	0.0%	16	0.0%	27		0.0%	6	20.0%	2	0.0%
Zaltrap (*)	31	28.0%	24.0%	16	275.0%	14		-30.0%	2	100.0%		—
Other Oncology	131	8.8%	4.8%	29	3.6%	78		12.5%	15	13.3%	9	-10.0%
Oncology	680	-3.6%	-8.6%	159	22.5%	217		-12.5%	209	-3.4%	95	-12.9%
Aubagio	175	245.3%	230.2%	38	—	131		158.5%	3	—	3	—
Lemtrada	11	—	—	10	—	0		—	0	—	1	—
Cerezyme	343	7.9%	0.3%	119	5.3%	90		6.8%	115	14.5%	19	-8.3%
Myozyme	254	9.1%	5.0%	130	-4.4%	64		11.7%	46	50.0%	14	30.8%
Fabrazyme	221	28.4%	20.8%	53	29.3%	106		14.4%	36	70.8%	26	42.9%
Aldurazyme	86	16.7%	10.3%	32	3.3%	16		14.3%	31	29.6%	7	28.6%
Other Rare Diseases products	119	3.3%	-0.8%	21	10.0%	40		-16.0%	25	50.0%	33	3.1%
Genzyme	1,209	25.4%	18.8%	403	18.9%	447		29.0%	256	32.7%	103	18.6%
Plavix	912	4.3%	-3.3%	116	-13.4%	1	(1)	-80.0%	426	6.1%	369	9.8%
Lovenox	837	0.9%	-3.1%	451	5.1%	61		-34.0%	283	6.9%	42	-2.1%
Aprovel	372	-19.2%	-22.3%	106	-45.1%	9		50.0%	201	1.4%	56	-15.9%
Renagel And Renvela	309	-6.6%	-10.7%	65	-4.4%	202		-10.6%	33	18.8%	9	-10.0%
Allegra	119	-46.4%	-52.0%	6	0.0%	0		—	3	-95.0%	110	-31.9%
Stilnox	151	-15.0%	-21.8%	21	0.0%	34		-10.3%	32	0.0%	64	-25.3%
Depakine	191	-3.3%	-8.6%	67	0.0%	0		—	117	-5.2%	7	0.0%
Synvisc / Synvisc One	163	-6.0%	-10.4%	14	16.7%	127		-9.0%	17	26.7%	5	-40.0%
Tritace	143	-5.7%	-9.5%	65	-5.8%	0		—	74	-3.6%	4	-40.0%
Multaq (*)	139	9.9%	6.1%	22	4.8%	112		10.4%	4	25.0%	1	—
Lasix	81	3.6%	-2.4%	40	8.1%	1		0.0%	25	16.0%	15	-20.0%
Targocid	75	-11.4%	-14.8%	41	-7.0%	0		—	31	-12.8%	3	-33.3%
Orudis	83	26.0%	13.7%	10	-23.1%	0		—	71	37.9%	2	0.0%
Cordarone	65	-1.4%	-9.7%	12	-7.7%	0		—	36	2.6%	17	-5.0%
Xatral	47	-3.9%	-7.8%	19	0.0%	0		-100.0%	27	3.4%	1	-100.0%
Actonel	41	-13.5%	-21.2%	9	-18.2%	0		—	21	-8.0%	11	-18.8%
Auvi-Q / Allerject (*)	26	42.1%	36.8%	1	-50.0%	21		46.7%	0	—	4	100.0%
Other Rx Drugs	1,836	-9.8%	-14.3%	774	-7.1%	197		-19.1%	691	-7.6%	174	-16.8%
Total Other Rx Drugs	5,590	-6.7%	-11.7%	1,839	-7.7%	765		-12.0%	2,092	-2.1%	894	-10.2%
Consumer Healthcare	1,701	19.4%	10.5%	361	0.0%	378		20.4%	869	35.6%	93	-19.1%
Generics	887	32.0%	22.7%	275	-2.8%	66		-35.5%	528	84.7%	18	40.0%
Pharmaceuticals	13,517	5.9%	0.0%	3,591	-1.0%	3,916		8.2%	4,625	14.7%	1,385	-7.4%
Polio Pertussis	495	-6.6%	-12.1%	12	-29.4%	166		40.7%	241	-18.3%	76	-22.5%
Influenza Vaccines	194	19.2%	12.8%	1	0.0%	21		110.0%	160	14.3%	12	7.1%
Meningite/Pneumonie	171	-10.8%	-15.8%	0	-100.0%	131		12.4%	37	-46.1%	3	33.3%
Adult Booster Vaccines	164	-17.7%	-21.5%	16	-56.4%	123		-9.2%	19	-4.8%	6	-14.3%
Travel And Other Andemics Vaccines	178	11.0%	3.5%	13	62.5%	46		20.0%	94	3.1%	25	11.1%
Other Vaccines	144	8.7%	4.3%	1	—	132		8.6%	5	0.0%	6	25.0%
Vaccines	1,346	-2.2%	-7.6%	43	-36.8%	619		14.5%	556	-10.5%	128	-12.0%
Fipronil products	340	-2.5%	-6.6%	112	0.0%	164		-9.0%	46	10.6%	18	17.6%
Nexgard	58	—	—	4	—	53		—	0	—	1	—
Vaccines	334	-2.5%	-7.5%	88	-3.3%	72		-1.3%	166	-3.2%	8	11.1%
Avermectin products	212	-8.6%	-13.5%	28	-3.6%	124		-12.8%	25	0.0%	35	-2.5%
Others	110	1.8%	-2.7%	40	0.0%	36		-9.8%	27	34.8%	7	-25.0%
Animal Health	1,054	2.2%	-2.7%	272	0.0%	449		3.3%	264	2.5%	69	2.7%
Total Group	15,917	4.9%	-0.9%	3,906	-1.5%	4,984		8.5%	5,445	11.0%	1,582	-7.4%

(1)    Sales of active ingredient to the American entity managed by BMS

Appendix 2: Business net income statement

Second quarter 2014	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	Q2 2014	Q2 2013 (1)	Change	Q2 2014	Q2 2013 (1)	Change	Q2 2014	Q2 2013 (1)	Change	Q2 2014	Q2 2013 (1)	Change	Q2 2014	Q2 2013 (1)
Net sales	8,075	8,003	0.9%	6,820	6,714	1.6%	718	760	(5.5)%	537	529	1.5%
Other revenues	71	83	(14.5)%	58	72	(19.4)%	7	5	40.0%	6	6	—
Cost of sales	(2,608)	(2,670)	(2.3)%	(2,058)	(2,140)	(3.8)%	(350)	(350)	—	(200)	(180)	11.1%
As % of net sales	(32.3)%	(33.4)%		(30.2)%	(31.9)%		(48.8)%	(46.1)%		(37.2)%	(34.0)%
Gross profit	5,538	5,416	2.3%	4,820	4,646	3.7%	375	415	(9.6)%	343	355	(3.4)%
As % of net sales	68.6%	67.7%		70.7%	69.2%		52.2%	54.6%		63.9%	67.1%
Research and development expenses	(1,188)	(1,185)	0.3%	(1,030)	(1,018)	1.2%	(123)	(121)	1.7%	(35)	(46)	(23.9)%
As % of net sales	(14.7)%	(14.8)%		(15.1)%	(15.2)%		(17.1)%	(15.9)%		(6.5)%	(8.7)%
Selling and general expenses	(2,255)	(2,306)	(2.2)%	(1,930)	(1,965)	(1.8)%	(142)	(160)	(11.3)%	(183)	(181)	1.1%
As % of net sales	(27.9)%	(28.8)%		(28.3)%	(29.3)%		(19.8)%	(21.1)%		(34.1)%	(34.2)%
Other current operating income/expenses	54	141		42	100		3	5		11	—		(2)	36
Share of profit/loss of associates* & joint ventures	26	3		25	8		1	(3)		—	(2)		—	—
Net income attributable to non-controlling interests	(30)	(45)		(30)	(45)		—	—		—	—		—	—
Business operating income	2,145	2,024	6.0%	1,897	1,726	9.9%	114	136	(16.2)%	136	126	7.9%	(2)	36
As % of net sales	26.6%	25.3%		27.8%	25.7%		15.9%	17.9%		25.3%	23.8%
Financial income and expenses	(94)	(137)
Income tax expense	(514)	(408)
Tax rate**	25.0%	21.2%
Business net income	1,537	1,479	3.9%
As % of net sales	19.0%	18.5%
Business earnings per share*** (in euros)	1.17	1.12	4.5%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,314.5 million in the second quarter of 2014 and 1,325.7 million in the second quarter of 2013.
(1)	Including impact of transition to IFRIC 21.

First-half 2014	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	H1 2014	H1 2013(1)	Change	H1 2014	H1 2013(1)	Change	H1 2014	H1 2013(1)	Change	H1 2014	H1 2013(1)	Change	H1 2014	H1 2013(1)
Net sales	15,917	16,062	(0.9)%	13,517	13,522	—	1,346	1,457	(7.6)%	1,054	1,083	(2.7)%
Other revenues	154	181	(14.9)%	126	155	(18.7)%	14	12	16.7%	14	14	—
Cost of sales	(5,124)	(5,215)	(1.7)%	(4,046)	(4,174)	(3.1)%	(700)	(695)	0.7%	(378)	(346)	9.2%
As % of net sales	(32.2)%	(32.5)%		(29.9)%	(30.9)%		(52.0)%	(47.7)%		(35.8)%	(32.0)%
Gross profit	10,947	11,028	(0.7)%	9,597	9,503	1.0%	660	774	(14.7)%	690	751	(8.1)%
As % of net sales	68.8%	68.7%		71.0%	70.3%		49.0%	53.1%		65.5%	69.3%
Research and development expenses	(2,327)	(2,342)	(0.6)%	(2,025)	(2,008)	0.8%	(230)	(249)	(7.6)%	(72)	(85)	(15.3)%
As % of net sales	(14.6)%	(14.6)%		(15.0)%	(14.8)%		(17.1)%	(17.1)%		(6.8)%	(7.8)%
Selling and general expenses	(4,333)	(4,446)	(2.5)%	(3,721)	(3,801)	(2.1)%	(271)	(301)	(10.0)%	(341)	(344)	(0.9)%
As % of net sales	(27.2)%	(27.7)%		(27.5)%	(28.1)%		(20.1)%	(20.7)%		(32.4)%	(31.8)%
Other current operating income/expenses	29	170		19	130		1	7		17	(1)		(8)	34
Share of profit/loss of associates* & joint ventures	39	21		33	27		6	(4)		—	(2)		—	—
Net income attributable to non-controlling interests	(65)	(86)		(65)	(86)		—	—		—	—		—	—
Business operating income	4,290	4,345	(1.3)%	3,838	3,765	1.9%	166	227	(26.9)%	294	319	(7.8)%	(8)	34
As % of net sales	27.0%	27.1%		28.4%	27.8%		12.3%	15.6%		27.9%	29.5%
Financial income and expenses	(170)	(277)
Income tax expense	(1,036)	(991)
Tax rate**	25.0%	24.0%
Business net income	3,084	3,077	0.2%
As % of net sales	19.4%	19.2%
Business earnings per share*** (in euros)	2.34	2.32	0.9%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,317.2 million in the first semester of 2014 and 1,323.9 million in the semester of 2013.
(1)	Including impact of transition to IFRIC 21

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q2 2014	Q2 2013(4)	Change

Business net income	1,537	1,479	3.9%

Amortization of intangible assets(1)	(624)	(768)

Impairment of intangible assets	(71)	(430)

Fair value remeasurement of contingent consideration liabilities	(124)	(76)

Expenses arising from the impact of acquisitions on inventories	—	(3)

Restructuring costs	(84)	(105)

Tax effect of items listed above:	274	469

Amortization of intangible assets	207	231
Impairment of intangible assets	25	180
Fair value remeasurement of contingent consideration liabilities	13	16
Expenses arising from the impact of acquisitions on inventories	—	1
Other gains and losses, and litigation	—	—
Restructuring costs	29	41

Other tax items(2)	(110)	(109)

Share of items listed above attributable to non-controlling interests	3	1

Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(24)	(10)

Net income attributable to equity holders of Sanofi	777	448	73.4%

Consolidated earnings per share(3) (in euros)	0.59	0.34

(1)         Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €601 million in the second quarter of 2014 and €740 million in the second quarter of 2013.

(2)         Tax on dividends paid to shareholders of Sanofi.

(3)         Based on an average number of shares outstanding of 1,314.5 million in the second quarter of 2014 and 1,325.7 in the second quarter of 2013.

(4)         Impact of transition to IFRIC 21.

See page 12 for comments on the reconciliation of business net income to consolidated net income.

€ million	H1 2014	H1 2013(4)	Change

Business net income	3,084	3,077	0.2%

Amortization of intangible assets(1)	(1,301)	(1,543)

Impairment of intangible assets	(74)	(440)

Fair value remeasurement of contingent consideration liabilities	(132)	(117)

Expenses arising from the impact of acquisitions on inventories	—	(6)

Restructuring costs	(135)	(159)

Other gains and losses, and litigation	35	—

Tax effect of items listed above:	522	749

Amortization of intangible assets	451	490
Impairment of intangible assets	26	180
Fair value remeasurement of contingent consideration liabilities	14	20
Expenses arising from the impact of acquisitions on inventories	—	2
Other gains and losses, and litigation	(13)	—
Restructuring costs	44	57

Other tax items(2)	(110)	(109)

Share of items listed above attributable to non-controlling interests	4	2

Restructuring costs of associates and joint ventures. and expenses arising from the impact of acquisitions on associates and joint ventures	(32)	(17)

Net income attributable to equity holders of Sanofi	1,861	1,437	29.5%

Consolidated earnings per share(3) (in euros)	1.41	1.09

(1)         Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €1,258 million in the first semester of 2014 and €1,489 million in the first semester of 2013.

(2)         Tax on dividends paid to shareholders of Sanofi.

(3)         Based on an average number of shares outstanding of 1,317.2 million in the first semester of 2014 and 1,323.9 million in the first semester of 2013.

(4)         Including impact of transition to IFRIC 21.

Appendix 4: Consolidated income statement

€ million	Q2 2014	Q2 2013(1)	H1 2014	H1 2013(1)

Net sales	8,075	8,003	15,917	16,062

Other revenues	71	83	154	181

Cost of sales	(2,608)	(2,673)	(5,124)	(5,221)

Gross profit	5,538	5,413	10,947	11,022

Research and development expenses	(1,188)	(1,185)	(2,327)	(2,342)

Selling and general expenses	(2,255)	(2,306)	(4,333)	(4,446)

Other operating income	106	276	116	347

Other operating expenses	(52)	(135)	(87)	(177)

Amortization of intangible assets	(624)	(768)	(1,301)	(1,543)

Impairment of intangible assets	(71)	(430)	(74)	(440)

Fair value remeasurement of contingent consideration liabilities	(124)	(76)	(132)	(117)

Restructuring costs	(84)	(105)	(135)	(159)

Operating income	1,246	684	2,674	2,145

Financial expense	(145)	(154)	(292)	(311)

Financial income	51	17	157	34

Income before tax and associates and joint ventures	1,152	547	2,539	1,868

Income tax expense(2)	(350)	(48)	(624)	(351)

Share of profit/loss of associates and joint ventures	2	(7)	7	4

Net income	804	492	1,922	1,521

Net income attributable to non-controlling interests	27	44	61	84

Net income attributable to equity holders of Sanofi	777	448	1,861	1,437

Average number of shares outstanding (million)	1,314.5	1,325.7	1,317.2	1,323.9

Earnings per share (in euros)	0.59	0.34	1.41	1.09

(1) Including impact of transition to IFRIC 21.

(2)  In 2014, including a tax on dividends paid to shareholders of Sanofi: (110) M€ compared to (109) M€ in 2013.

Appendix 5: Change in net debt

€ million	H1 2014	H1 2013(1)

Business net income	3,084	3,077

Depreciation amortization and impairment of property. plant and equipment and software	582	594

Net gains and losses on disposals of non-current assets, net of tax	(97)	(154)

Other non-cash items	(98)	(277)

Operating cash flow before changes in working capital(2)	3,471	3,240

Changes in working capital(2)	(552)	(859)

Acquisitions of property, plant and equipment and software	(529)	(586)

Free cash flow(2)	2,390	1,795

Acquisitions of intangibles, excluding software	(108)	(142)

Acquisitions of investments, including assumed debt(2)	(1,679)	(273)

Restructuring costs paid	(382)	(325)

Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets. net of tax	179	266

Issuance of Sanofi shares	240	741

Dividends paid to shareholders of Sanofi	(3,676)	(3,638)

Acquisition of treasury shares	(1,010)	(890)

Disposals of treasury shares, net of tax	—	2

Transactions with non-controlling interests including dividends	(6)	(10)

Foreign exchange impact	(37)	17

Other items	(62)	4

Change in net debt	(4,151)	(2,453)

(1)  Including impact of transition to IFRIC 21.

(2)  Excluding restructuring costs.

Appendix 6: Simplified consolidated balance sheets

ASSETS € million	06/30/14	12/31/13(1)

Property, plant and equipment	10,090	10,182

Intangible assets (including goodwill)	51,675	52,529

Non-current financial assets, investments in associates, and deferred tax assets	8,568	9,418

Non-current assets	70,333	72,129

Inventories, accounts receivable and other current assets	16,063	15,655

Cash and cash equivalents	4,306	8,257

Current assets	20,369	23,912

Assets held for sale or exchange	18	14

Total ASSETS	90,720	96,055

LIABILITIES € million	06/30/14	12/31/13(1)

Equity attributable to equity-holders of sanofi	51,637	56,904

Equity attributable to non-controlling interests	130	129

Total equity	51,767	57,033

Long-term debt	10,113	10,414

Non-current liabilities related to business combinations and to non-controlling interests	974	884

Provisions and other non-current liabilities	9,066	8,735

Deferred tax liabilities	4,600	5,060

Non-current liabilities	24,753	25,093

Accounts payable and other current liabilities	9,408	9,728

Current liabilities related to business combinations and to non-controlling interests	109	24

Short-term debt and current portion of long-term debt	4,683	4,176

Current liabilities	14,200	13,928

Liabilities related to assets held for sale or exchange	—	1

Total LIABILITIES & EQUITY	90,720	96,055

(1) Including impact of transition to IFRIC 21.

Appendix 7: 2014 currency sensitivity

Business EPS currency sensitivity

•                  1% variation in €/$ corresponds to an impact of 0.5% on 2014 Business EPS

•                  1% variation in €/Yen corresponds to an impact of 0.1% on 2014 Business EPS

Currency exposure on Q2 2014 sales

Currency
US $	33%
Euro €	25%
Japanese Yen	6%
Brazilian Real	4%
Chinese Yuan	4%
Russian Ruble	3%
£2%
Mexican Peso	2%
Canadian $	1%
Australian $	1%
Others	19%

Currency average rates

	Q2 2013	Q2 2014	Change

€/$	1.31	1.37	4.6%

€/Yen	129.02	140.03	8.5%

€/Real	2.70	3.06	13.3%

€/Ruble	41.38	47.96	15.9%

Appendix 8: R&D Pipeline

Registration

Toujeo® (U300) - N Insulin glargine Type 1+2 diabetes, U.S., EU	Lemtrada™ (alemtuzumab) Anti-CD52 mAb Multiple sclerosis, U.S.	Quadracel® Diphtheria, tetanus, pertussis & polio vaccine; 4-6 y of age
	Cerdelga™ (eliglustat tartrate) - N Glucosylceramide synthetase inhibitor Gaucher disease, U.S., EU	Fluzone® QIV ID Quadrivalent inactivated influenza vaccine intradermal

Phase III

LixiLan lixisenatide + insulin glargine Fixed-Ratio / Type 2 diabetes	alirocumab - N Anti-PCSK-9 mAb Hypercholesterolemia	Dengue Mild-to-severe dengue fever vaccine
Lyxumia® (lixisenatide) - N GLP-1 agonist Type 2 diabetes, U.S.	Kynamro® (mipomersen) Apolipoprotein B-100 antisense Severe HeFH, U.S.	Clostridium difficile Toxoid vaccine
sarilumab - N Anti-IL-6R mAb Rheumatoid arthritis	Jevtana® (cabazitaxel) Metastatic prostate cancer (1L)	PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccine
patisiran SAR438037 - N mRNA inhibitor Familial amyloid polyneuropathy	SYNVISC-ONE® Medical device Pain in hip OA	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine

Phase II

dupilumab - N Anti-IL4Rα mAb Atopic dermatitis; Asthma; Nasal polyposis	SAR391786 - N Anti-GDF8 mAb Sarcopenia	Rotavirus Live attenuated tetravalent Rotavirus oral vaccine
SAR339658 - N Anti-VLA 2 mAb Multiple sclerosis	SAR650984 - N Anti-CD38 naked mAb Multiple myeloma	Rabies VRVg Purified vero rabies vaccine
SAR156597 - N IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis	SAR3419 - N Maytansin-loaded anti-CD19 mAb B-cell refractory/relapsed malignancies	Meninge ACYW conj. 2nd generation meningococcal conjugate infant vaccine
SAR438714 (ALN-TTRsc) - N RNAi Familial amyloid cardiomyopathy	Combination - N SAR245409 (XL765) / MSC1936369B Oral dual inhibitor of PI3K & mTOR / pimasertib Ovarian cancer	Tuberculosis Recombinant subunit vaccine
sarilumab Anti-IL-6R mAb Uveitis	Combination - N ferroquine / OZ439 Antimalarial Malaria
fresolimumab - N TGFβ antagonist Focal segmental glomerulosclerosis	SAR279356 (F598) - N Anti-PNAG mAb Serious infections

Phase I

SAR405838 (MI-773) - N HDM2 / p53 antagonist Solid tumors	SAR113244 - N Anti-CXCR5 mAb Systemic lupus erythematosus	GZ402665 - N (rhASM) Niemann-Pick type B
SAR566658 - N Maytansin-loaded anti-CA6 mAb Solid tumors	SAR252067 - N Anti-LIGHT mAb Crohn’s disease	GZ402671 - N Oral GCS Inhibitor Fabry Disease
SAR125844 - N C-MET kinase inhibitor Solid tumors	SAR228810 - N Anti-protofibrillar AB mAb Alzheimer’s disease	GZ402666 - N neo GAA Pompe Disease
SAR260301 - N PI3K β selective inhibitor PTEN — Deficient tumors	SAR425899 - N GLP-1 / GCGR agonist Diabetes	Streptococcus pneumonia Meningitis & pneumonia vaccine
SAR307746 - N Anti-ANG2 mAb Solid tumors	SAR342434 Insulin Lispro Diabetes	Herpes Simplex Virus Type 2 HSV-2 vaccine
SAR245408 (XL147) - N Oral PI3K inhibitor Solid tumors	GZ402663 (sFLT-01) - N Gene therapy Age-related macular degeneration (AMD)
Combination SAR405838 / MSC1936369B Solid tumors	StarGen® - N Gene therapy Stargardt disease
SAR438584 - N undisclosed target	UshStat® - N Gene therapy Usher syndrome 1B

N : New molecular entity

Appendix 9: Expected R&D milestones in H2 2014 / H1 2015

Product	Event	Timing

Cerdelga™ (eliglustat tartrate)	Expected U.S. regulatory decision in Gaucher disease	Q3 2014

Dengue vaccine	Expected 2nd Phase III results (Latin America)	Q3 2014

PR5i (DTP-HepB-Polio-Hib)	Expected U.S. regulatory submission	Q3 2014

Dupilumab (anti-IL4Rα mAb)	Expected start of Phase III trial in Atopic Dermatitis	H2 2014

New Insulin Lispro (SAR342434)	Expected start of Phase III trial in Diabetes	H2 2014

Lemtrada™ (alemtuzumab)	Expected U.S. regulatory decision in Multiple Sclerosis	Q4 2014

Cerdelga™ (eliglustat tartrate)	Expected EU regulatory decision in Gaucher disease	Q4 2014

Alirocumab (anti-PCSK9 mAb)	Expected U.S. and EU regulatory submissions in Hypercholesterolemia	Q4 2014

Fluzone® QIV ID	Expected U.S. regulatory decision	Q4 2014

Rotavirus vaccine	Expected start of Phase III trial	Q4 2014

Fluzone® High Dose	Expected U.S. label upgrade	Q4 2014

Dengue vaccine	Expected regulatory submission in priority countries	Q1 2015

Dupilumab (anti-IL4Rα mAb)	Expected Phase IIb top-line results in Asthma	Q1 2015

Lyxumia® (lixisenatide)	Expected ELIXA CV outcome trial top-line results	H1 2015

Toujeo® (U300)	Expected U.S. and EU regulatory decisions in Diabetes	H1 2015

Appendix 10: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the second quarter and the first half of 2013

€ million	Q2 2014	H1 2014

Net sales	8,075	15,917

Effect of exchange rates	443	940

Net sales at constant exchange rates	8,518	16,857

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•                  by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•                  similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•                  for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Business net income

Sanofi publishes a key non-GAAP indicator. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•                  amortization of intangible assets,

•                  impairment of intangible assets,

•                  fair value remeasurement of contingent consideration liabilities related to business combinations,

•                  other impacts associated with acquisitions (including impacts of acquisitions on associates),

•                  restructuring costs(1),

•                  other gains and losses (including gains and losses on disposals of non-current assets(1)),

•                  costs or provisions associated with litigation(1),

•                  tax effects related to the items listed above as well as effects of major tax disputes.

•                  tax (3%) on dividends paid to Sanofi shareholders.

(1)	Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.